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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                                McM CORPORATION
                           (Name of Subject Company)
                               ------------------
                         IAT REINSURANCE SYNDICATE LTD.
                                    (Bidder)
                               ------------------
                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)
                               ------------------
                                   552674103
                     (CUSIP Number of Class of Securities)
                               ------------------
                              MARGUERITE R. GORMAN
                                   SECRETARY
                         IAT REINSURANCE SYNDICATE LTD.
                           C/O SPEAR, LEEDS & KELLOGG
                                  120 BROADWAY
                            NEW YORK, NEW YORK 10271
                           TELEPHONE: (212) 433-7072
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                    COPY TO:
                             ROBIN L. HINSON, ESQ.
                       ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 INDEPENDENCE CENTER
                             101 NORTH TRYON STREET
                        CHARLOTTE, NORTH CAROLINA 28246
                           TELEPHONE: (704) 377-2536
                               ------------------
                           CALCULATION OF FILING FEE

               TRANSACTION VALUATION                               AMOUNT OF FILING FEE
               ---------------------                               --------------------
                    $6,239,756*                                           $1,248

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
        Amount Previously Paid:
        Form or Registration No.:
        Filing Party:
        Date Filed:
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*NOTE: THE TRANSACTION VALUE IS CALCULATED BY MULTIPLYING $3.65, THE PER SHARE
       TENDER OFFER PRICE, BY 1,709,522 SHARES, 35% OF THE NUMBER OF OUTSTANDING SHARES OF COMMON STOCK OF THE SUBJECT COMPANY ON A FULLY DILUTED BASIS.

 CUSIP No.       552674103           SCHEDULE 14D-1 and SCHEDULE 13D
              ---------------

    1      NAME OF REPORTING PERSONS S.S. OR I.R.S.
           IDENTIFICATION NO. OF ABOVE PERSONS
           IAT REINSURANCE SYNDICATE LTD.
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                         (b)  [ ]
    3      SEC USE ONLY
    4      SOURCE OF FUNDS
           WC
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                               [ ]
           REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           BERMUDA
    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0(1)
    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                                  [ ]
           EXCLUDES CERTAIN SHARES
    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%(1)
   10      TYPE OF REPORTING PERSON
           IC, CO

---------------

(1) IAT Reinsurance Syndicate Ltd. is party to (i) a Trust Purchase Agreement (as defined herein) pursuant to which it has agreed, among other things and conditioned upon the consummation of the Offer (as defined herein) to purchase 658,900 shares of Common Stock, (as hereinafter defined) of McM Corporation from the McMillen Trust for $3.65 per share, and (ii) a Tender Agreement (as defined herein) with each director of McM Corporation, pursuant to which such directors have agreed to (A) tender, or cause to be tendered, approximately 481,932 shares of Common Stock in the Offer, and (B) to cancel approximately 157,962 options to purchase shares of Common Stock held by such directors in return for a per share cash payment equal to the positive difference, if any, between $3.65 and the exercise price for such share. IAT Reinsurance Syndicate Ltd. disclaims beneficial ownership of such shares.

 CUSIP No.       552674103           SCHEDULE 13D
              ---------------

    1      NAME OF REPORTING PERSONS S.S. OR I.R.S.
           IDENTIFICATION NO. OF ABOVE PERSONS
           PETER R. KELLOGG
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                         (b)  [ ]
    3      SEC USE ONLY
    4      SOURCE OF FUNDS
           N/A
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                               [ ]
           REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0(1)
    8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                                  [ ]
           EXCLUDES CERTAIN SHARES
    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0%(1)
   10      TYPE OF REPORTING PERSON
           IN

---------------

(1) IAT Reinsurance Syndicate Ltd. is party to (i) a Trust Purchase Agreement pursuant to which it has agreed, among other things and conditioned upon the consummation of the Offer to purchase 658,900 shares of Common Stock of McM Corporation from the McMillen Trust for $3.65 per share, and (ii) a Tender Agreement with each director of McM Corporation, pursuant to which such directors have agreed to (A) tender, or cause to be tendered, approximately 481,932 shares of Common Stock in the Offer, and (B) to cancel approximately 157,962 options to purchase shares of Common Stock held by such directors in return for a per share cash payment equal to the positive difference, if any, between $3.65 and the exercise price for such share. Peter R. Kellogg, holder of 100% of the voting securities of IAT Reinsurance Syndicate Ltd., disclaims beneficial ownership of such shares.

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by IAT Reinsurance Syndicate Ltd., a Bermuda corporation ("Purchaser"), to purchase up to 35% of the outstanding shares (the "Shares") of Common Stock, par value $1.00 per Share (the "Common Stock"), of McM Corporation, a North Carolina corporation (the "Company"), at a price of $3.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 23, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

     This Statement also constitutes a statement on Schedule 13D with respect to the acquisition by Purchaser and Peter R. Kellogg, the holder of 100% of the voting securities of Purchaser, of beneficial ownership of all Shares to be purchased pursuant to this Statement and all Shares to be purchased pursuant to the Trust Purchase Agreement (as defined herein) described in Item 7 of this Statement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

1.  SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is McM Corporation, a North Carolina corporation, which has its principal executive offices at P.O. Box 12317, 702 Oberlin Road, Raleigh, North Carolina 27605.

     (b) The equity securities being sought are up to 35% of the outstanding shares of Common Stock, par value $1.00 per Share, of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Proration; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low bid prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

2.  IDENTITY AND BACKGROUND

     (a)-(d) and (g) This Statement is filed by Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser, and the information concerning the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser nor, to the best knowledge of Purchaser, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser") and Section 10 ("Background of the Offer; Contacts with the Company; Certificates of Contribution") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company; the Offer and Rights Agreement; the Trust Purchase Agreement; the Tender Agreement; Certificates of Contribution; Confidentiality Agreement") and Section 11 ("Purpose of the Offer and Related Transactions; No Rights of Dissent; Going Private Transactions; Plans for the Company After the Offer and Related Transactions") of the Offer to Purchase is incorporated herein by reference.

4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Financing of the Offer and Related Transactions") of the Offer to Purchase is incorporated herein by reference.

5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Offer and Rights Agreement; the Trust Purchase Agreement; the Tender Agreement; Certificates of Contribution; Confidentiality Agreement") and Section 11 ("Purpose of the Offer and Related Transactions; No Rights of Dissent; Going Private Transactions; Plans for the Company After the Offer and Related Transactions") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser") and Section 10 ("Background of the Offer; Contacts with the Company; the Offer and Rights Agreement; the Trust Purchase Agreement; the Tender Agreement; Certificates of Contribution; Confidentiality Agreement") of the Offer to Purchase is incorporated herein by reference.

7.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
    RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company; the Offer and Rights Agreement; the Trust Purchase Agreement; the Tender Agreement; Certificates of Contribution; Confidentiality Agreement") and Section 11 ("Purpose of the Offer and Related Transactions; No Rights of Dissent; Going Private Transactions; Plans for the Company After the Offer and Related Transactions") of the Offer to Purchase is incorporated herein by reference.

8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 8 ("Certain Information Concerning Purchaser") of the Offer to Purchase and in the Non-Consolidated Financial Statements of Purchaser attached hereto as Exhibits 99.1 and 99.2 is incorporated herein by reference.

10.  ADDITIONAL INFORMATION

     (a) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company; the Offer and Rights Agreement; the Trust Purchase Agreement; the Tender Agreement; Certificates of Contribution; Confidentiality Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) and (e) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Offer and Rights Agreement, the Trust Purchase Agreement, the Tender Agreement, the Confidentiality Agreement, and the Certificate of Contribution, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and
(c)(1), (c)(2), (c)(3), (c)(4) and (c)(5), respectively, is incorporated herein by reference.

11.  MATERIAL TO BE FILED AS EXHIBITS

(a)(1)   Form of Offer to Purchase dated July 23, 1998.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter from Mackenzie Partners, Inc. to Brokers,
         Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(5)   Form of Letter from Brokers, Dealers, Commercial Banks,
         Trust Companies and Nominees to Clients.
(a)(6)   Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.
(a)(7)   Summary Advertisement as published in The New York Times on
         July 23, 1998.
(a)(8)   Joint Press Release issued by Purchaser and the Company on
         July 17, 1998.
(a)(9) Form of Letter from the Company to participants in the Company's Employee Stock Purchase Plan, with transmittal instructions.
(a)(10) Form of Letter from The Company to participants in the Company's Stock Option Plans, with transmittal instructions.
(b)      None.
(c)(1)   Offer and Rights Agreement, dated July 16, 1998, between
         Purchaser and the Company
(c)(2)   Trust Purchase Agreement, dated July 16, 1998, between
         Purchaser and Wilmington Trust Company, as Trustee.
(c)(3) Tender Agreement, dated July 16, 1998, among Purchaser and each of the directors of the Company
(c)(4)   Confidentiality Agreement, dated April 15, 1998, between
         Purchaser and the Company
(c)(5)   Certificate of Contribution, dated June 15, 1998 between
         Purchaser and OF&C (This Exhibit is substantially identical to four additional Certificates of Contribution, each for a principal sum of $1,000,000, dated June 15, 1998 between Purchaser and OF&C)
(d)      None.
(e)      Not applicable.
(f)      None.
99.1 Non-Consolidated Financial Statements of Purchaser for the years ended December 31, 1997 and 1996 and for the years ended December 31, 1996 and 1995.
99.2 Non-Consolidated Financial Statements of Purchaser for the three month periods ended March 31, 1998 and 1997
         (unaudited).

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IAT REINSURANCE SYNDICATE LTD.

                                                        By:    /s/ Peter R. Kellogg
                                                               ---------------------------------------
                                                        Name:  Peter R. Kellogg
                                                        Title: President

                                                        By:    /s/ Marguerite R. Gorman
                                                               ---------------------------------------
                                                        Name:  Marguerite R. Gorman
                                                        Title: Secretary

July 23, 1998

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                               /s/ Peter R. Kellogg
                                                               ---------------------------------------
                                                               Peter R. Kellogg

July 23, 1998

                                 EXHIBIT INDEX

EXHIBIT
  NO.
-------
(a)(1)   --   Form of Offer to Purchase dated July 23, 1998...............
(a)(2)   --   Form of Letter of Transmittal...............................
(a)(3)   --   Form of Notice of Guaranteed Delivery.......................
(a)(4)   --   Form of Letter from Mackenzie Partners, Inc. to Brokers,
              Dealers, Commercial Banks, Trust Companies and Nominees.....
(a)(5)   --   Form of Letter from Brokers, Dealers, Commercial Banks,
              Trust Companies and Nominees to Clients.....................
(a)(6)   --   Form of Guidelines for Certification of Taxpayer
              Identification Number on Substitute Form W-9................
(a)(7)   --   Summary Advertisement as published in The New York Times on
              July 23, 1998...............................................
(a)(8)   --   Joint Press Release issued by Purchaser and the Company on
              July 17, 1998...............................................
(a)(9)   --   Form of Letter from the Company to participants in the
              Company's Employee Stock Purchase Plan, with transmittal
              instructions................................................
(a)(10)  --   Form of Letter from the Company to participants in the
              Company's Stock Option Plans, with transmittal
              instructions................................................
(c)(1)   --   Offer and Rights Agreement, dated July 16, 1998, between
              Purchaser and the Company...................................
(c)(2)   --   Trust Purchase Agreement, dated July 16, 1998, between
              Purchaser and Wilmington Trust Company, as Trustee..........
(c)(3)   --   Tender Agreement, dated July 16, 1998, between Purchaser and each of the directors of the Company........................
(c)(4)   --   Confidentiality Agreement, dated April 15, 1998, between
              Purchaser and the Company...................................
(c)(5)   --   Certificate of Contribution, dated June 15, 1998 between
              Purchaser and OF&C (This Exhibit is substantially identical to four additional Certificates of Contribution, each for a principal sum of $1,000,000, dated June 15, 1998 between
              Purchaser and OF&C).........................................
99.1     --   Non-Consolidated Financial Statements of Purchaser for the
              years ended December 31, 1997 and 1996 and for the years
              ended December 31, 1996 and 1995............................
99.2     --   Non-Consolidated Financial Statements of Purchaser for the
              three month periods ended March 31, 1998 and March 31, 1997
              (unaudited).................................................

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